UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Advanced Life Sciences Holdings, Inc.
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
00765H107
(CUSIP Number)
George P. Nottingham
8140 93rd Lane South
Boynton Beach, FL 33472
(800) 753-5127
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 25, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00765H107

1	NAMES OF REPORTING PERSONS George P. Nottingham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		167,150

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,428,056

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		167,150

WITH	10	SHARED DISPOSITIVE POWER

		2,428,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,595,206

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.24%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	00765H107

1	NAMES OF REPORTING PERSONS Groundworks of Palm Beach County, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,428,056

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,428,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,428,056

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.84%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	00765H107
This Amendment No. 1 to Schedule 13D amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2009, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following:
Groundworks acquired an additional 209,605 Shares in open market purchases for aggregate consideration of $54,491, excluding commissions, since the filing of the original Schedule 13D. Groundworks obtained the funds for the acquisitions from its working capital. The dates of the purchases are as follows:

Date	Quantity	Price
3/11/2009	1,100	$0.21
3/3/2009	78,505	$0.24
2/23/2009	50,000	$0.25
2/17/2009	50,000	$0.27
2/12/2009	30,000	$0.30
Item 4. Purpose of Transaction
Item 4 is hereby amended to add the following:
As previously disclosed in the original Schedule 13D, on February 6, 2009, the Issuer filed its preliminary proxy statement with the SEC which included a proposal to approve an amendment to its amended and restated articles of incorporation to increase the number of authorized shares from 65,000,000 to 185,000,000, including an increase in the number of authorized shares of common stock from 60,000,000 to 180,000,000 (the “Proposal”). On February 20, 2009, the reporting persons delivered a letter to the Board of Directors of the Issuer setting forth their objections to the Proposal and requesting that the board either remove such Proposal from consideration at the Annual Meeting or amend the Proposal such that the number of authorized shares would be increased to 125,000,000, rather than 185,000,000. On February 25, 2009, the Issuer filed its definitive proxy statement with the SEC which revised the Proposal such that the number of authorized shares would be increased to 125,000,000 shares, rather than the 185,000,000 shares sought in the preliminary proxy statement. Since the Issuer revised the Proposal as requested by the reporting persons, the reporting persons have determined not to solicit proxies from stockholders of the Issuer to vote against the Proposal at the Annual Meeting.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby replaced in its entirety with the following:
(a) Mr. Nottingham beneficially owns 2,595,206 Shares, representing 6.24% of the outstanding Shares (based on 41,592,309 Shares outstanding as of February 9, 2009, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 12, 2009). The 2,595,206 Shares includes the 2,428,056 Shares, representing 5.84% of the outstanding Shares, beneficially owned by Groundworks. Since Mr. Nottingham is the President and controlling shareholder of Groundworks, he is deemed to beneficially own the 2,428,056 Shares beneficially owned by Groundworks.
(b) Mr. Nottingham has sole voting and sole dispositive power over 167,150 Shares and shared voting and shared dispositive power over the 2,428,056 Shares directly held by Groundworks. Groundworks has shared voting and shared dispositive power over the 2,428,056 Shares with Mr. Nottingham.
(c) See Item 3 above to this Schedule 13D for a description of transactions in the Shares by Groundworks since the filing of the original Schedule 13D.
(d) Not applicable.
(e) Not applicable.

CUSIP No.	00765H107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 16, 2009

/s/ George P. Nottingham

George P. Nottingham

GROUNDWORKS OF PALM BEACH COUNTY, INC.

By:	/s/ George P. Nottingham
Name: George P. Nottingham
Title: President